Business License

Unify social credit code: 91440300MA5DB7EE0P

Name: Benefactum Alliance（Shenzhen）Investment Consulting Company Limited

Type of company: Limited Liability Company (sole proprietorship of legal person of Taiwan, Hongkong and Macao)

Address: Rm.201, Unit A, No.1, Qianwan 1st Road, Cooperation zone of Qianhai Shengang, Shenzhen（settled in Shenzhen Qianhai Commercial Secretary Co., Ltd.）

Legal representative: Liu Bodang

Date of establishment: April 21, 2016

Important notification

1. The scope of business of the commercial entity is determined by its Articles. For business practices that require legal approval, the operating activities may be conducted after obtaining the approval.

2. For the query about the scope of business of the commercial entity and approval items and other related matters, as well as annual report information and other credit information, please log in the credit information announcement platform of commercial entity of Shenzhen Municipal Market and Quality Supervision Commission (web: http：//www.szcredit.com.cn) or scan the QR code of this business license.

3. The commercial entity shall submit annual report of the previous year to commercial registration authority from January1st to June 30th every year. It shall disclose the information of commercial entity to the public in compliance with the provisions of Interim Regulations for Disclosure of Enterprise Information.

Registration authority

April 21, 2016